ONLINE VOTING

**To vote your proxy electronically, please go to www.vstocktransfer.com/proxy and select "Proxy Voter Login"
You must reference your 12-digit control number listed below.**

CONTROL #

Vstock Transfer, LLC
18 Lafayette Place
Woodmere, New York 11598

*** SPECIMEN ***
1 MAIN STREET
ANYWHERE PA 99999-9999

SRIVARU Holding Limited
Important Notice Regarding the Availability of Proxy Materials
for the Extraordinary General Meeting of Shareholders to be held on December 4, 2024

This communication presents only an overview of the more complete proxy materials that are available to you on the Interne encourage you to access and review all of the important information contained in the proxy materials before voting.

ACCESSING YOUR PROXY MATERIALS ONLINE

The following Proxy Materials are available to you to review at:
https://ts.vstocktransfer.com/irhlogin/SRIVARUHOLDINGLIMITED

- Notice of Extraordinary General Meeting of Shareholders;
- Proxy Statement for the Extraordinary General Meeting of Shareholders (including all attachments thereto); and
- The Proxy Card, and any amendments to the foregoing materials that are required to be furnished to stockholders.

PROXY STATEMENT OVERVIEW

The Extraordinary General Meeting of Shareholders of SRIVARU Holding Limited (the "Company"), will be held at 8:30 a.m. Eastern Time via Conference Call. You can register for the Meeting at https://meeting.vstocktransfer.com/SRIVARUEGM24.

Proposals to be voted at the meeting are listed below along with the Board of Directors' recommendations.

1. A Srivaru proposal to give the Board of Directors discretion to approve a reverse share split at an exchange ratio of up to one-for-one hundred (1:100) within 12 months of the shareholders' approval.
2. A Srivaru proposal that the authorised share capital of the Company be adjusted in proportion to any reverse share split implemented pursuant to Proposal 1.
3. A Srivaru proposal to adopt the third amended and restated memorandum and articles of association to reflect any reverse share split and any related share capital adjustment.
4. A Srivaru proposal to approve, ratify, and confirm the Company's entry into an Underwriting Agreement and Warrant Agent Agreement and the Company's issuance of warrants pursuant thereto.
5. A Srivaru proposal to approve the adjournment of the Meeting to a later date or dates to (A) supplement or amend the proxy statement or (B) solicit additional proxies from shareholders in favour of one or more of the proposals.

To act on any other business that may properly come before the Meeting or any reconvened meeting after adjournment.

The Board of Directors recommends a vote "FOR" each of the Proposals No. 1 to No. 5.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you must go online or request a paper copy of the Proxy Materials to receive a proxy card.